IGI LABORATORIES, INC.

105 Lincoln Avenue

Buena, New Jersey 08310

May 9, 2013

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Amy Reischauer

Re:

IGI Laboratories, Inc.

Registration Statement on Form S-3

Filed March 12, 2013 File No. 333-187221

Dear Ms. Reischauer:

We hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to IGI Laboratories, Inc.’s (the “Company”) Registration Statement on Form S-3 (File No. 333-187221), initially filed with the Commission on March 12, 2013 (the “Registration Statement”).  Set forth below is the Company’s response to the comment of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated March 19, 2013 from Jeffrey P. Riedler, Assistant Director of the Division of Corporation Finance. The response below corresponds to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

We will not be in a position to accelerate the effectiveness of your registration statement until you have included in the registration statement your audited financial statements for the fiscal year ended December 31, 2012 or have incorporated such information by reference to your fiscal year 2012 Form 10-K. If you intend to incorporate by reference to your 2012 Form 10-K, please note that all of the information required by Form 10-K, including Part III information, must be filed with the Commission before we can take the registration statement effective. See Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment. The Company filed its Annual Report on Form 10-K on March 28, 2013 (as subsequently amended by Amendment No. 1 to Form 10-K filed on April 30, 2013, which contains the information required by Part III of Form 10-K) and its Definitive Proxy Statement on May 3, 2013, and incorporated by reference these reports into the Amendment.

* * * * *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein.  The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above response and the related revisions to the Registration Statement will be acceptable to the Staff.  Please do not hesitate to call me at (856) 697-4379 with any comments or questions regarding the Registration Statement and this letter.  We thank you for your time and attention.

Sincerely,

/s/_Jenniffer Collins _________________

By: Jenniffer Collins

Title: Chief Financial Officer

cc:

Securities and Exchange Commission

Jeffrey P. Riedler, Assistant Director

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Joel I. Papernik, Esq.

Merav Gershtenman, Esq.